0-30190

P.E. 3-18-02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of March 18, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

LO1:\327475\04\70_J041.DOC\65204.0001

BU

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated March 13, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA SHAREHOLDERS APPROVE CAPITAL INCREASE IN CONNECTION WITH DEBT RESTRUCTURING

WARSAW, Poland – March 13, 2002 – Netia Holdings S.A. ("Netia") (Nasdaq: NTIAQ, WSE: NET) announced that at an Extraordinary General Meeting of Shareholders ("EGM") held yesterday, Netia's shareholders approved, among other things, resolutions to increase Netia's share capital by the issuance of a new series of the Company's shares, and to amend Netia's corporate by-laws, all in connection with the Company's debt restructuring.

The restructuring is subject to the consent of 95% of Noteholders. As of yesterday, the consent of more than 53% of Noteholders was obtained, and the process of collecting the consents will continue until March 31, 2002.

In addition, Netia announced that Mr. Przemyslaw Jaronski was elected to Netia's Supervisory Board at the EGM with the support of Netia's shareholders, to represent the Ad Hoc Committee of Noteholders.

Netia's next EGM, to propose the issuance of warrants and a stock option plan for key employees in accordance with the restructuring, has been convened for March 27, 2002.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K

- more -

filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2002

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance